UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2025
Commission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________ .

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date April 23, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

April 23, 2025
Medellin, Colombia

BANCOLOMBIA S.A. ANNOUNCES AMENDMENT TO ITS BYLAWS

Bancolombia S.A. (“Bancolombia”) announced that in the extraordinary meeting held today, April 23, 2025, the General Shareholders’ Meeting approved, with the required majority, an amendment to the Bylaws and the elimination of two Board of Directors positions.

With the goal of adapting to the new corporate structure, Article 5 was amended to adjust the amount of the authorized capital to reflect the increase in the nominal value of each share. Moreover, Articles 8, 10, 12, and 14 were amended to establish that Bancolombia's shares may also be held in certificated form, and the conditions in connection therewith.

Additionally, in paragraphs five and six of Article 47, it has been clarified that with respect to the election of the Board of Directors, the independence requirements will only apply to independent candidates.

With the amendment of paragraph ten of Article 45, paragraph eleven of Article 47, Article 51, paragraph two of Article 60 of the Bylaws, the number of Board members decreased from seven to five, eliminating positions three and six. Similarly, the amendment allows the Board to adopt resolutions with a quorum of at least three of its members. In connection with the foregoing, the General Shareholders’ Meeting also approved the removal of the individuals occupying positions three and six of the Board that were eliminated.

Finally, Article 71 has been amended to make a grammatical correction.

The amendments to the Bylaws come into effect upon approval by the General Shareholders’ Meeting.

The text of the amendment of the Bylaws can be accessed at: https://www.grupobancolombia.com/wcm/connect/www.grupobancolombia.com15880/a3a10559-1019-4266-b2f5-b7f6ba4e918a/10.Proposal_to_amend_the_Corporate_Bylaws_and_elimination_of_Board_of_Directors_positions.pdf?MOD=AJPERES&CVID=pmXukEV

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The management of Bancolombia confirms that the necessary procedures and authorizations were completed to hold the General Shareholders' Meeting, and that the decisions adopted fall within the powers of the General Shareholders’ Meeting in accordance with applicable law and the Company's Bylaws.

Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
IR@bancolombia.com.co	IR@bancolombia.com.co

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